November 1, 2024

Stephen Basso
Chief Financial Officer
Innoviva, Inc.
1350 Old Bayshore Highway, Suite 400
Burlingame, CA 94010

       Re: Innoviva, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 29, 2024
           File No. 000-30319
Dear Stephen Basso:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences